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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                 Commission File Number 0-25045

                          NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For Period Ended:   June 30, 2003

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:            Central Federal Corporation
Address of Principal Executive
  Office                            601 Main Street
City, State and Zip Code            Wellsville, Ohio 43968


                                    PART II
                            RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [ ]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]      (c)    The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons that the required Form 10-QSB could not be filed within the prescribed period.

The registrant worked diligently to prepare and file its quarterly report on Form 10-QSB for its fiscal quarter ended June 30, 2003, but it was unable to complete necessary reviews of the financial statements included in the report by the prescribed filing date, August 14, 2003. The impediment to completing those reviews could not be eliminated without unreasonable effort on expense. The registrant's Form 10-QSB for the fiscal quarter ended June 30, 2003 will be filed no later than August 19, 2003, within the time period prescribed by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Kelley L. Nanna               330                 532-1517
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    [X] Yes   [ ] No

(4) If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          CENTRAL FEDERAL CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 14, 2003               By  /s/ Kelley L. Nanna
                                       ----------------------------------------
                                       Kelley L. Nanna, CPA
                                       Treasurer
                                       (Principal Financial Officer)

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                        CHANGE IN RESULTS OF OPERATIONS

Net income for the three months ended June 30, 2003 decreased by $88,000 or 62.9% from $140,000 for the three months ended June 30, 2002 to $52,000 for the three months ended June 30, 2003. Net income (loss) decreased $1.4 million or 406.9% from $349,000 for the six months ended June 30, 2003 to ($1,071,000) for the six months ended June 30, 2003. Basic earnings per share were $.03 and $.09 for the quarter ended June 30, 2003 and 2002, respectively. Basic earnings
(loss) per share were ($.64) and $.22 for the six months ended June 30, 2003 and 2002, respectively. Diluted earnings per share were $.03 and $.09 for the quarter ended June 30, 2003 and 2002, respectively. Diluted earnings (loss) per share were ($.63) and $.22 for the six months ended June 30, 2003 and 2002, respectively.

The reduction in net income primarily was attributable to a significant increase in non-interest expense for the six months ended June 30, 2003. Non-interest expense for the six months ended June 30, 2003 was $3,568,000 as compared to $1,562,000 for the six months ended June 30, 2002. There also was a significant decrease in interest income, but that decrease was substantially offset by a decrease in interest expense. Interest income for the six months ended June 30, 2003 was $2,928,000 as compared to $3,708 for the six months ended June 30, 2002, while interest expense for the six months ended June 30, 2003 was $1,123,000 as compared to $1,854,000 for the six months ended June 30, 2002.

More complete information regarding the registrant's results of operations for the quarter and six months ended June 30, 2003 is set forth in the financial statements and related Management's Discussion and Analysis included in the registrant's Form 10-QSB for the quarter ended June 30, 2003, which will be filed with the Securities and Exchange Commission no later than August 19, 2003.